UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 13)*

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Issuer)

Ordinary Shares, Par Value NIS .005 Per Share

(Title of Class of Securities)

750115305

(CUSIP Number)

Robert T. Burke, Esq.
MBV Law LLP
855 Front Street
San Francisco, CA 94111
(415) 781-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 9, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 750115305	PAGE 2 OF 4 PAGES

1.	Name of Reporting Person S.S. or I.R.S. Identification Nos. of above persons Howard P. L. Yeung

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 15,193,392 8. Shared Voting Power 0 9. Sole Dispositive Power 15,193,392 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,193,392

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 56.2%

14.	Type of Reporting Person IN

CUSIP NO. 750115305	PAGE 3 OF 4 PAGES

This Amendment amends Items 5 and 6 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong (“H. Yeung”), on June 8, 1998, as amended by amendments to the Schedule 13D filed on August 11, 1999, February 1, 2001, March 28, 2001, April 23, 2001, May 21, 2001, July 17, 2001, October 10, 2001, December 12, 2001, January 28, 2002, March 29, 2002, May 21, 2002, and August 16, 2002, relating to the Ordinary Shares, par value NIS.005 per share (the “Ordinary Shares”), of Rada Electronic Industries Limited, an Israeli corporation (“Rada”), by amending such items as set forth below.

ITEM 5:     INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

(a)   H. Yeung owns directly 6,692,174 Ordinary Shares, representing approximately 36.2% of the outstanding Ordinary Shares. If H. Yeung were to exercise the First Stock Purchase Warrant and the 2001 Warrant previously reported, and the Debt Conversion Warrant described in subsection (c) below, he would own 15,193,392 Ordinary Shares, representing approximately 56.2% of the outstanding Ordinary Shares. These percentages are based on 18,510,716 Ordinary Shares issued and outstanding as of October 31, 2002, according to Rada’s Form 6-K filed on November 14, 2002. Any percentages in this report that assume exercise of warrants include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be acquired by the exercise of such warrants.

As previously reported, H. Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation (“Horsham”). Horsham currently owns 1,350,086 Ordinary Shares (the “Horsham-Rada Shares”). If, by virtue of his ownership interest in Horsham, H. Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, H. Yeung would be the beneficial owner of 16,543,478 Ordinary Shares (assuming full exercise of the First Stock Purchase Warrant, the 2001 Warrant and the Debt Conversion Warrant). Such 16,543,478 Ordinary Shares would represent approximately 61.2% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that H. Yeung is the beneficial owner of the Horsham-Rada Shares.

(b)   H. Yeung has sole voting and sole dispositive power over the Ordinary Shares acquired as described under Item 5(c) below.

(c)   As of June 30, 2002, $1,350,000 of outstanding debt owed by Rada to H. Yeung was converted into Ordinary Shares at a price of US $0.49 per share, for a total of 2,755,102 Ordinary Shares. In connection with the debt conversion, Rada issued to H. Yeung a warrant (the “Debt Conversion Warrant”) to purchase 8,265,306 Ordinary Shares, exercisable during the first three years at an exercise price of US $2.00 per share, and during the subsequent two years at an exercise price equal to the higher of (i) US $2.00 per share or (ii) 50% of the average closing price of the Ordinary Shares during the ten trading days prior to the exercise date. The Debt Conversion Warrant expires after such five-year period.

CUSIP NO. 750115305	PAGE 4 OF 4 PAGES

In addition, H. Yeung has purchased Ordinary Shares as described below. All transactions were purchases in the open market:

Date	Ordinary Shares	Price per share
09/17/02	2,500	0.63000
09/20/02	3,500	0.63000
09/24/02	2,500	0.63000
09/27/02	6,800	0.63000
10/02/02	2,500	0.63000
10/07/02	4,000	0.63000
10/08/02	9,600	0.63000
10/10/02	5,200	0.63000
10/15/02	3,500	0.63000
10/16/02	1,500	0.63000
10/18/02	17,000	0.63000
10/21/02	1,000	0.63000
10/28/02	1,000	0.63000
11/08/02	10,000	0.63000
11/13/02	2,000	0.63000
11/14/02	5,000	0.63000
11/19/02	1,000	0.63000
11/20/02	1,000	0.63000
11/22/02	2,000	0.63000
11/26/02	9,000	0.63000
11/27/02	10,000	0.63000
12/06/02	1,000	0.56000
12/09/02	1,000	0.63000

(d)     Not applicable.

(e)     Not applicable.

ITEM 6:    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES
OF THE ISSUER.

Item 6 of the Schedule 13D is amended by adding the following to the disclosure already made under such item:

As of June 30, 2002, H. Yeung acquired a warrant (the “Debt Conversion Warrant”) to purchase 8,265,306 Ordinary Shares, exercisable during the first three years at an exercise price of US $2.00 per share, and during the subsequent two years at an exercise price equal to the higher of (i) US $2.00 per share or (ii) 50% of the average closing price of the Ordinary Shares during the ten trading days prior to the exercise date. The Debt Conversion Warrant expires after such five-year period.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 19, 2002

/s/
Howard P.L. Yeung